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                                                                    Exhibit 99.3
                     ISSUANCE OF USD 300 MILLION GLOBAL BOND

     On March 12, 2004, SK Telecom's board of directors approved SK Telecom's plan to issue Global Bonds in the aggregate principal amount of USD 300 million. The proceeds from this offering will be used for the repayment of SK Telecom's domestic and foreign debt. The interest rate on the Global Bonds will be determined by 7 year US Treasury Note rate of the pricing date as base rate plus certain premium.